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                    WASHINGTON REAL ESTATE INVESTMENT TRUST

                                    BY-LAWS

                           AS ADOPTED MARCH 11, 1975
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                                    BY-LAWS


I. Any nomination of a trustee made by a shareholder (who is not a trustee) shall be made in writing to the trustees and received on or before April 15 of any year together with a statement setting forth reasons why the Trust would benefit from the election of such nominee.

II. The funds in the accounts of the Trust which represent unclaimed Cash Distributions to Shareholders shall be held by the Trust in trust for the shareholder without interest and may be used by the Trust in any manner it deems appropriate.

III. No merger of the Trust or sale of substantially all of the assets of the Trust shall be valid unless approved by a majority of the Trustees.

IV. The nomination of an existing trustee for another term must be made by a majority of all trustees then in office, and all trustees present including nominees shall vote on nominations.

V.       Only United States citizens shall be nominated as trustees.

VI. The trustees may, at the expense of the Trust, procure such Directors and Officers Liability Insurance Policies or Errors and Omissions Policies of Insurance or both on themselves and officers and employees of the Trust as they deem necessary.

VII. A proxy given by a shareholder shall not be valid after one year from the date hereof.

VIII. The trustee may, in advance of any annual or special meeting of the shareholders, prescribe additional regulations concerning the manner of execution and filing of proxies and validation of the same, which are intended to be voted at any such meeting.

IX. Proxies for annual meetings shall be kept by the Secretary until the next annual meeting and thereafter destroyed.

X. By-laws may be amended at any time by a majority of all trustees after ten days written notice of proposed changes.